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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lawson Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 East Camelback Road
(No. and Street)

Phoenix (City) AZ (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lona M. Nanna (602)381-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Merlin Schumann & Company, P.C.
(Name – *if individual, state last, first, middle name*)

2505 W. Beryl Ave., Suite #300, Phoenix, AZ 85021
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Lawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lawson Financial Corporation, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Scott R. Gastineau
Notary Public

Notary Public State of Arizona
Maricopa County
Scott R Gastineau
Expires August 19, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

November 4, 2005

Independent Auditors' Report

The Board of Directors
Lawson Financial Corporation

We have audited the accompanying statement of financial condition of Lawson Financial Corporation, an Arizona Corporation, as of September 30, 2005, and the related statements of income and changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawson Financial Corporation at September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Merlin Schumann & Company, P.C.

Merlin Schumann & Company, P.C.
Phoenix, Arizona

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

LAWSON FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2005

ASSETS

Cash and cash equivalents	$	386,549
Cash segregated under federal and other regulation		10,356
Commissions Receivable:		
-mutual funds		6,406
-limited partnerships		30,105
Securities owned:		
-marketable		1,453,479
-not readily marketable		340
Interest receivable		16,524
Other receivables		180,746
Prepaid expenses		7,514
Furniture, equipment and leasehold improvements net of accumulated depreciation		48,352
Other assets		20,931
Total Assets	$	2,161,302

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing organizations	$	294,220
Commissions payable		208,452
Accounts payable		287,348
Accrued expenses		25,061
Payable to related party		30,000
Total Liabilities		845,081
Common stock, $.01 par value, authorized 100,000 shares, issued 86,000 shares, outstanding 51,000 shares		860
Additional paid-in capital		274,140
Retained earnings		1,233,225
Less 35,000 shares of treasury stock at cost		(192,004)
Total Stockholder's Equity		1,316,221
Total Liabilities and Stockholder's Equity	$	2,161,302

The accompanying notes are an integral part of the financial statements

LAWSON FINANCIAL CORPORATION
Statement of Income and Changes in Stockholder's Equity
For the Year Ended September 30, 2005

REVENUES		
Commissions	$	1,356,846
Trading profits		1,992,647
Interest income		405,651
		3,755,144
EXPENSES		
Employee compensation and benefits		1,879,549
Occupancy and equipment costs		279,291
General and administrative		253,477
Interest		205,952
Advertising		177,703
Regulatory fees and expenses		143,210
Professional fees		122,880
Communications and data processing		99,788
Insurance		90,778
Postage		69,579
Seminars		32,386
Depreciation		10,869
Underwriting fees		76,184
		3,441,646
Net income		313,498
Retained earnings, beginning of year		919,727
Retained earnings, end of year	$	1,233,225

LAWSON FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities:	
Net income	$ 313,498
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,869
Increase (decrease) in cash resulting from changes in:	
Commissions receivable	(22,453)
Securities owned, marketable	394,176
Securities owned, not readily marketable	167
Interest receivable	10,925
Other receivables	(173,929)
Prepaid expenses	(2,580)
Decrease in other assets	5,735
Payable to clearing organization	(158,764)
Accounts payable, accrued expenses, and other liabilities	(53,213)
Net cash provided by operating activities	324,431
Cash flows from investing activities:	
Purchase of furniture and equipment	(3,503)
Net increase in cash and cash equivalents	320,928
Cash and cash equivalents, beginning of year	75,977
Cash and cash equivalents, end of year	$ 396,905
Supplemental cash flow information:	
Cash paid for interest	$ 205,952

The accompanying notes are an integral part of the financial statements

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2005

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Lawson Financial Corporation (the Company) is a self-clearing securities broker-dealer and engages in activities as a market maker with offices in Arizona and Florida. However, the Company conducts most security transactions fully disclosed with Pershing, LLC, which acts as its clearing broker. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended September 30, 2005, there is no difference between the Company's net income and comprehensive income.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

Cash equivalents at September 30, 2005 consisted of:

Cash	$ 386,549
Cash segregated under federal and other regulations	10,356
	$ 396,905

c. Securities Transactions

Securities transactions of the Company and commission income and expenses related to customer transactions are recorded on a trade date basis.

d. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2005

1. Summary of Significant Accounting Policies, continued

e. Income Taxes

As of July 1, 1991, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

f. Advertising

Advertising and promotion costs are expensed as incurred.

2. Cash Segregated Under Federal and Other Regulations

Cash of $10,356 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Securities Owned

The amortized cost and estimated market values of investment trading securities at September 30, 2005 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Municipal bonds	$ 843,016	4,023	4,902	842,137
Other securities	426,850	39,539	2,771	463,618
U.S. and Canadian government obligations	9,600	-	127	9,473
Corporate obligations	142,550	296	4,595	138,251
	$ 1,422,016	43,858	12,395	1,453,479

The net unrealized gain at September 30, 2005 is $31,463 and is recognized in the current statement of income.

3. Securities Owned, continued

The amortized cost and estimated market value of investment trading securities at September 30, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated Market value
Due in one to five years	$ 25,487	25,230
Due in five to fifteen years	232,988	233,094
Due in fifteen years to twenty years	499,994	499,544
Due in twenty-five years to thirty-five years	94,147	93,742
	852,616	851,610
Other Securities	426,850	463,618
Corporate Obligations	142,550	138,251
	$ 1,422,016	1,453,479

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At September 30, 2005, the securities owned, not readily marketable consisted of stock with an estimated fair market value of $340.

4. Payable to Clearing Broker

The payable to clearing broker is for customers' and dealers' transactions and is collateralized by securities. Interest is at a fluctuating rate that generally corresponds with the broker call rate.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $923,728, which was $673,728 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .60 to 1.

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2005

6. Lease Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease obligations for office space and equipment at September 30, 2005, are as listed below:

Years ending September 30		
2006	$	223,880
2007		224,480
2008		216,305
2009		5,412
	$	670,077

Certain leases contain escalation clauses. Rent expense for operating leases for the year ended September 30, 2005 was $272,373.

7. Related Party Transactions

The Company leases a condominium from a stockholder on a month-to-month basis. The rent for the year ended September 30, 2005, was $26,983, which is included in occupancy and equipment costs.

The Company leases its corporate offices from a company partially owned by the stockholder on a month-to-month basis. The rent during the year ending September 30, 2005 was $129,092, which is included in occupancy and equipment costs.

The Company has recorded a $30,000 liability to a related party.

8. Credit Risk

The Company, at times, maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of the federally insured limits in the approximate amount of $301,000 at September 30, 2005.

9. 401(k) Plan

The Company has a 401(k) plan, which covers substantially all full-time employees over age 21 with at least one year of service. The plan provides for employee deferrals of up to 15% of annual compensation, or the annual deferral limit as set by the Internal Revenue Code. The Company does not make matching contributions.

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2005

10. Contingency

The Company is a defendant in an arbitration filed by a beneficiary of a deceased customer for various claims which include violations of Arizona securities laws, constructive fraud, negligence, breach of fiduciary duty and breach of contract, and aiding and abetting liability. The claimant's initial claim was for compensatory damages of approximately $309,000 and unspecified punitive damages. The Company believes the suit is without merit and intends to vigorously defend its position. Legal counsel believes there is small chance of an unfavorable outcome. No accrual has been made in the accompanying financial statements for any potential loss arising from this action.

SUPPLEMENTARY INFORMATION

Schedule I

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2005

Net Capital		
Total stockholder's equity		$ 1,316,221
Nonallowable assets		
Securities owned, not readily marketable	340	
Other receivables	180,746	
Prepaid expenses	7,514	
Furniture, equipment and leasehold improvements	48,352	
Other assets	20,931	
Total deductions		257,883
Net capital before haircuts on securities positions		1,058,338
Haircuts		
State and municipal government obligations	54,400	
Other securities	69,543	
Corporate obligations	10,099	
U.S. and Canadian government obligations	568	
Total haircuts		134,610
Net capital		$ 923,728
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities, as adjusted		$ 550,861
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 36,724
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of above)		$ 250,000
Excess net capital		$ 673,728
Excess net capital at 1000%		$ 868,642
Ratio: Aggregate indebtedness to net capital		.60 to 1

Schedule I, (continued)

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2005

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	711,661
Changes resulting from audit adjustments		
Increase in concession receivable		34,307
Increase in interest receivable		3,920
Decrease in securities owned - marketable		(1,755)
Increase in haircut on securities owned - marketable		(23)
Increase in accounts payable		(65,421)
Decrease in payable to clearing		356,070
Increase in accrued commissions		(115,031)
Net capital per audit report	$	923,728

Schedule II

LAWSON FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2005

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	2,235
Monies borrowed, collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		-
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer agent or issuer during the forty days		-
Total credit items		2,235
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection and net of deductions pursuant to Rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver customers' securities not older than thirty calendar days		-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Total debit items		-
Excess of total credits over total debits	$	2,235
Reserve Computation		
105% of total credits over total debits	$	2,346
Amount held on deposit in reserve bank accounts	$	10,356

Note: The Computation of Reserve Requirements under Rule 15c3-3 as of September 30, 2005 computed by Lawson Financial Corporation in its Form X-17A-5, Part II filed with the National Association of Security Dealers, Inc. on October 25, 2005, agrees with that shown above.

Schedule III

LAWSON FINANCIAL CORPORATION
Information relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2005

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of September 30, 2005 for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Lawson Financial Corporation

In planning and performing our audit of the statements and supplemental schedules of Lawson Financial Corporation (the Company), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Although the Company has the ability to conduct business as a self clearing-broker, for the year ended September 30, 2005 they were conducting business as an introducing broker-dealer. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

Independent Auditors' Report on the Internal Control Structure
Required by SEC Rule 17a-5(Continued)

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Merlin Schumann & Company, P.C

Merlin Schumann & Company, P.C.
Phoenix, Arizona